CUSIP No. ___	SCHEDULE 13G	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Walt Disney Company
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

254687106
(CUSIP Number)

Steven P. Jobs acquired beneficial ownership of more than 5% of the Common Stock on May 5, 2006.  The Steven P. Jobs Trust acquired beneficial ownership of more than 5% of the Common Stock irrevocably following Mr. Jobs’s death.
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254687106	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven P. Jobs Trust -- I.R.S. Identification No. 45-6527890
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 138,000,007
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 138,000,007
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,000,007
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 254687106	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

The Walt Disney Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 South Buena Vista Street

Burbank, California 91521

Item 2(a)	Name of Person Filing:

Steven P. Jobs Trust (the “Trust”)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the Trust is:

c/o Howson & Simon LLP
101 Ygnacio Valley Road, Suite 310
Walnut Creek, CA 94596

Item 2(c)	Citizenship

State of California

Item 2(d)	Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

Item 2(e)	CUSIP Number:

254687106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.                      Ownership

(a)           Amount beneficially owned: 138,000,007

(b)           Percent of class: 7.7%

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote: 138,000,007

(ii)           Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 138,000,007

(iv)           Shared power to dispose or to direct the disposition of: 0

CUSIP No. 254687106	SCHEDULE 13G	Page 4 of 5 Pages

Item 5.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 254687106	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2011

Steven P. Jobs Trust

By: /s/ Laurene Powell Jobs
Name: Laurene Powell Jobs
Title: Trustee